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* KW 3/17

11020065

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banco Votorantim Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 East 56th Street, Ninth Floor – Suite 920
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco Lockman 212-339-7149
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/29

OATH OR AFFIRMATION

I Marco Lockman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banco Votorantim Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CEO

Title

Notary Public

VIVIAN PALACIOS
Notary Public, State of New York
No. 01PA6154099
Qualified in New York County
Commission Expires Oct. 20, 14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banco Votorantim Securities, Inc.

(A Wholly-Owned Subsidiary of Banco Votorantim SA)
Statement of Financial Condition
December 31, 2010

Banco Votorantim Securities, Inc.
(A Wholly-Owned Subsidiary of Banco Votorantim SA)
Contents
December 31, 2010

Page(s)

Independent Auditors' Report

To the Stockholder
Banco Votorantim Securities, Inc.

We have audited the accompanying statement of financial condition of Banco Votorantim Securities, Inc. (the "Company") (a wholly-owned subsidiary of Banco Votorantim SA) as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Banco Votorantim Securities, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

New York, N.Y.
February 23, 2011

WeiserMazars LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.weisermazars.com

Banco Votorantim Securities, Inc.
(A Wholly-Owned Subsidiary of Banco Votorantim SA)
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 7,459,256
Due from clearing broker	293,027
Fixed assets, net of accumulated depreciation of $114,292	260,659
Due from Parent	9,333
Other assets	114,577
Total assets	$ 8,136,852
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 233,219
Deferred income	127,500
Total liabilities	360,719
Stockholder's equity	
Common stock, $1 par value, 12,000,000 shares authorized, issued and outstanding	12,000,000
Retained deficit	(4,223,867)
Total stockholder's equity	7,776,133
Total liabilities and stockholder's equity	$ 8,136,852

The accompanying notes are integral part of this financial statement.

1. Organization and Nature of Business

Banco Votorantim Securities, Inc. (the "Company") is a wholly-owned subsidiary of Banco Votorantim SA (the "Parent"), a Brazilian financial institution. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a non-clearing member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on March 6, 2006 and commenced operations on August 16, 2006.

The Company focuses primarily on sales and trading of Brazilian-related fixed income and equity products, including private placements.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of the purchase to be cash equivalents.

The Company maintains its cash balances in one financial institution which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Fixed Assets

Fixed assets are recorded at cost and are depreciated under the straight-line method over the estimated useful lives of the assets.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade date basis as securities transactions occur.

Advisory Fee Income

Advisory fees are received in advance from the Parent and recognized monthly as revenue over the term of the advisory services agreement.

Due from Parent

Amounts due from Parent represent commissions, which are denominated in U.S. dollars.

Capital Stock

In 2010, the Company amended its certificate of incorporation to increase the authorized shares of common stock from 5,000,000 to 12,000,000. In 2010, the Parent purchased the 7,000,000 new shares of common stock.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
The Company provided all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

3. Clearing Agreement

The Company has an agreement with a brokerage firm to carry its customers accounts.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $250,000. This cash position serves as collateral for any losses the brokerage firm sustains as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

4. Fixed Assets

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2010 is as follows:

		Estimated Useful Lives
Computer and equipment	$ 217,127	3-5 years
Furniture and fixtures	147,238	7 years
Leasehold improvements	10,586	6 years
	374,951	
Less accumulated depreciation	(114,292)	
	$ 260,659	

Related Party Transaction

The Company is economically dependent on its Parent and its affiliates which are under common control.

The Company acts as the non-exclusive placement agent in the sale of debt securities, including commercial paper, promissory notes and certificates of deposit for its Parent. The receivable from the Parent was $9,333 as of December 31, 2010.

The Company signed an advisory services agreement with its Parent, whereby the Company provides them with financial advice and assistance in connection with the potential acquisition or disposition of Brazilian assets held by U.S. financial and other institutions and with qualifying for loans from certain multi-national agencies, including the International Development Bank and World Bank. Deferred income was $127,500 as of December 31, 2010.

5. Regulatory Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2010, the Company has net capital, as defined, of $7,391,564 which is $7,367,516 in excess of its required net capital of $24,048. The Company has aggregate indebtedness of $360,719. The Company's ratio of aggregate indebtedness to net capital is 0.05 at December 31, 2010.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii).

6. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities and available net operating loss carryforwards.

At December 31, 2010, differences in depreciation methods and net operating loss carryforwards gave rise to a deferred tax asset of approximately $1,661,000, for which a full valuation allowance is provided due to uncertainty of its realization.

As of December 31, 2010, the Company had net operating loss carryforwards of approximately $4,099,000 for federal and state purposes available to offset future taxable income. The net operating loss carryforwards expire commencing 2026 through 2030.

The Company adopted the general accounting principle regarding uncertain tax positions. Management believed that the Company does not have any uncertain tax positions as of December 31, 2010. At December 31, 2010, the Company's income tax returns for the years 2007, 2008 and 2009 are subject to examination by the tax authorities.

7. Commitments

The Company leases office space in New York under a noncancellable lease agreement expiring in 2016. Net approximate minimum rental payments attributable to operating lease agreements are:

Year Ending December 31,	Amount
2011	$ 187,265
2012	194,468
2013	194,468
2014	194,468
2015	194,468
Thereafter	162,056
	$ 1,127,193

8. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

9. Subsequent Events

The Company has evaluated subsequent events through February 23, 2011, the date the financial statements were available for issuance.